[LETTERHEAD OF HOLME ROBERTS & OWEN LLP]







        March 24, 2006


             Mark Meriwether, President
             Oak Ridge Micro-Energy, Inc.
             3046 E. Brighton Place
             Salt Lake City, Utah  84121

             Re: Engagement of Paul T. Moxley and the law firm of Holme Roberts & Owen, L.L.P. in the representation of the claims of Mark Meriweather and Oak Ridge Micro-Energy, Inc.

        Dear Mark:

             We are pleased that you have chosen Paul T. Moxley and the law firm, Holme Roberts and Owen to provide legal services to you in the above-referenced matter. It is our practice to supply each client with a written statement describing the services we are engaged to perform as well as our fee arrangement. This letter is intended to serve that purpose.

             We will charge a reasonable fee for the services we perform. In determining a reasonable fee, our primary consideration is "the result obtained," the time, labor and effort required to perform the work. The firm has established hourly rates for lawyers and legal assistants. These rates vary, depending upon experience and expertise, and are subject to adjustment from time to time. In many cases, especially in the rendition of interim bills, the fee will be calculated according to the time and hourly rates for lawyers and legal assistants performing the work. However, other factors are frequently considered and reflect in the total fee charged at the conclusion of the specific case or matter. We anticipate that the following attorneys may work on this matter and their hourly rates are at this time:

                  Paul T. Moxley      $300.00

                  Matthew N. Evans    $250.00

             Other attorneys may work on this matter. Their time will be charged at their current hourly rate for the type of work they are doing. These rates range from $300 to $150 although if work is performed by other attorneys on this matter, it will most likely be at rates lower than mine. We frequently use legal assistants in performing our work and may do so in this matter. We charge their time at $110.00 per hour, and also adjust this rate from time to time.

             Expenses we incur are billed with our fees. Expenses usually consist of, but are not necessarily limited to, long distance telephone charges, copying costs, court costs, travel expenses and secretarial or paralegal overtime where such overtime is necessitated by a deadline or the need for immediate action or response. Fees and expenses will be billed monthly and are due within thirty (30) days of the date billed unless other arrangements are made. Interest will begin to accrue at the rate of eighteen percent (18%) per annum on any outstanding amounts due beyond thirty (30) days after billing. Payments received are applied first to the payment of expenses, and thereafter to the payment of fees.

             In the event any statement remains unpaid sixty (60) days following its due date, we reserve the right to terminate any further representation, including withdrawing from any pending court action. Should we have to initiate any proceeding to collect unpaid fees and expenses, you agree to pay our costs for the same, including any reasonable attorney's fees or court costs we incur, including the payment of expert witness fees. In connection with this matter, you have agreed to give us a retainer of $10,000.

             Should you wish us to undertake representation in a new matter, a new retainer agreement must be reached with regard to that matter. In addition, you should be aware that we may decline, or be required by ethical considerations to decline, to accept new matters which would cause us a conflict of interest or which may involve matters in areas of law in which we do not regularly practice.

             If you have any questions concerning anything set forth in this letter, or, from time to time, have any questions concerning our services, please contact us promptly. If the terms of this letter are satisfactory, please sign the enclosed copy and return it to us.

        Very truly yours,

        HOLME ROBERTS & OWEN LLP

        /s/ Paul T. Moxley

        Paul T. Moxley

        PTM\kaw





        I consent to the law firm of Holme Roberts & Owen L.L.P. representing the interests of Mark Meriweather and Oak Ridge Micro-Energy, Inc. in this matter and agree to and accept the other terms of this letter dated August 30, 2004.


                                           /s/ Mark Meriwether
                                           -------------------
                                           Mark Meriweather


                                        OAK RIDGE MICRO-ENERGY, INC.




                                        By /s/ Mark Meriwether
                                           -------------------
                                           Mark Meriweather, President